

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

Via E-mail
Seth Halio
Chief Financial Officer
Adept Technology, Inc.
5960 Inglewood Drive
Pleasanton, California 94588

>   **Re: Adept Technology, Inc.**
>   **Annual Report on Form 10-K**
>   **Filed September 20, 2013**
>   **File No. 000-27122**

Dear Mr. Halio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please tell us who has signed your Form 10-K in their capacity as your principal financial officer in accordance with General Instruction D of Form 10-K.

2. Also, please tell us how you have complied with Exchange Act Rule 13a-14(a) which requires that you file a certification signed by your principal financial officer, how you complied with Regulation S-K Item 307 which requires that you disclose the conclusions of your principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures, and how you complied with Regulation S-K Item 308 which requires that you provide a report of management on your internal control over financial reporting which is defined in Exchange Act Rule 13a-15(f) as a process designed by, or under the supervision of, the issuer's principal executive officer and principal financial officer, or persons performing similar functions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at 202-551-3778 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

/s/ Jay Mumford for

Amanda Ravitz
Assistant Director